UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Playtika Holding Corp.

(Name of Issuer)

Shares of Common Stock, par value of $0.01 per share

(Title of Class of Securities)

72815L 107

(CUSIP Number)

January 25, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons On Chau
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong Special Administrative Region, People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 81,810,506
		6	Shared Voting Power 0
		7	Sole Dispositive Power 81,810,506
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 81,810,506
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 20.0%
12	Type of Reporting Person IN

1	Names of Reporting Persons 8th Wonder Corporation
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 40,905,253
		6	Shared Voting Power 0
		7	Sole Dispositive Power 40,905,253
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,905,253
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 10.0%
12	Type of Reporting Person CO

1	Names of Reporting Persons Hotlink Investment Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 40,905,253
		6	Shared Voting Power 0
		7	Sole Dispositive Power 40,905,253
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,905,253
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 10.0%
12	Type of Reporting Person CO

1	Names of Reporting Persons Infinite Bandwidth Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 40,905,253
		6	Shared Voting Power 0
		7	Sole Dispositive Power 40,905,253
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,905,253
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 10.0%
12	Type of Reporting Person CO

1	Names of Reporting Persons Trustworthy Group Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 40,905,253
		6	Shared Voting Power 0
		7	Sole Dispositive Power 40,905,253
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,905,253
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 10.0%
12	Type of Reporting Person CO

Item 1(a).	Name of Issuer: Playtika Holding Corp.
Item 1(b).	Address of Issuer’s Principal Executive Offices: c/o Playtika Ltd. HaChoshlim St 8 Herzliya Pituarch, Israel
Item 2(a).

Name of Person Filing:

(i)              On Chau,

(ii)             8th Wonder Corporation.

(iii)            Hotlink Investment Limited.

(iv)            Infinite Bandwidth Limited. and

(v)             Trustworthy Group Ltd. (collectively, the “Reporting Persons”).

Item 2(b).

Address of Principal Business Office, or, if none, Residence:

On Chau

Rm 2506, Pacific Place Apartments

Pacific Place, 88 Queensway

Central, Hong Kong

8th Wonder Corporation

c/o Max Hua

21st Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Central, Hong Kong

Hotlink Investment Limited

c/o Max Hua

21st Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Central, Hong Kong

Infinite Bandwidth Limited

Sea Meadow House, P.O. Box 116

Road Town, Tortola

British Virgin Islands

Trustworthy Group Ltd.

Sea Meadow House, P.O. Box 116

Road Town, Tortola

British Virgin Islands

Item 2(c).

Citizenship:

On Chau – Hong Kong Special Administrative Region, People’s Republic of China

8th Wonder Corporation – British Virgin Islands

Hotlink Investment Limited – British Virgin Islands

Infinite Bandwidth Limited – British Virgin Islands

Trustworthy Group Ltd. – British Virgin Islands

Item 2(d).	Title of Class of Securities: Share of Common Stock, par value of $0.01 per share, of the Issuer.
Item 2(e).	CUSIP No.: 72815L 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable.

Item 4.	Ownership
The following information with respect to the ownership of the common stock of the Issuer (the “Shares”) by each of the Reporting Persons is provided as of the date of this Schedule 13G:

Reporting Person	Amount beneficially owned:	Percent of outstanding:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
On Chau	81,810,506	19.97%	81,810,506	0	81,810,506	0
8th Wonder Corporation	40,905,253	9.99%	40,905,253	0	40,905,253	0
Hotlink Investment Limited	40,905,253	9.99%	40,905,253	0	40,905,253	0
Infinite Bandwidth Limited	40,905,253	9.99%	40,905,253	0	40,905,253	0
Trustworthy Group Ltd.	40,905,253	9.99%	40,905,253	0	40,905,253	0

Ms. On Chau beneficially owns 81,810,506 shares of common stock of the Issuer comprising (i) 40,905,253 shares of common stock owned by 8th Wonder Corporation as described below and (ii) 40,905,253 shares of common stock owned by Hotlink Investment Limited as described below.

8th Wonder Corporation, a British Virgin Islands company, beneficially owns 40,905,253 shares of common stock of the Issuer pursuant to a distribution agreement dated as of December 17, 2020 (the “Distribution Agreement”) among, inter alios, Playtika Holding UK II Limited (“PHUKII”), which as of December 17, 2020 was a legal and beneficial holder of 96.7% of the share capital of the Issuer, 8th Wonder Corporation and Hotlink Investment Limited, which provides that PHUKII must transfer 81,810,506 shares of common stock of the Issuer in the aggregate to 8th Wonder Corporation and Hotlink Investment Limited within 70 calendar days after the first trading day of the common stock of the Issuer. 8th Wonder Corporation is 100% owned by Trustworthy Group Ltd., a British Virgin Islands company. Ms. On Chau is the sole shareholder of Trustworthy Group Ltd. Ms. On Chau indirectly holds all voting and investment powers of 8th Wonder Corporation and its assets. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Ms. On Chau and Trustworthy Group Ltd. may be deemed to beneficially own all of the shares of common stock of the Issuer held by 8th Wonder Corporation.

Hotlink Investment Limited, a British Virgin Islands company, beneficially owns 40,905,253 shares of common stock of the Issuer pursuant to the Distribution Agreement, pursuant to the terms of the Distribution Agreement described above. Hotlink Investment Limited is 100% owned by Infinite Bandwidth Limited, a British Virgin Islands company. Ms. On Chau is the sole shareholder of Infinite Bandwidth Limited. Ms. On Chau indirectly holds all voting and investment powers of Hotlink Investment Limited and its assets. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Ms. On Chau and Infinite Bandwidth Limited may be deemed to beneficially own all of the shares of common stock of the Issuer held by Hotlink Investment Limited.

Ms. On Chau and Mr. Chuen Chung Chow are wife and husband, and as such, each of them may be deemed to beneficially own ordinary shares of the Issuer held by the other person pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13G is based on 409,585,700 outstanding common stock as disclosed by the Issuer in its final prospectus dated January 14, 2021, as filed with the SEC on January 15, 2021.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 2021

On Chau	By:	/s/ On Chau
	Name:	On Chau

8th Wonder Corporation
	By:	/s/ Cao Bo
	Name:	Cao Bo
	Title:	Director

Hotlink Investment Limited	By:	/s/ Cao Bo
	Name:	Cao Bo
	Title:	Director

Infinite Bandwidth Limited	By:	/s/ Cao Bo
	Name:	Cao Bo
	Title:	Director

Trustworthy Group Ltd.	By:	/s/ Cao Bo
	Name:	Cao Bo
	Title:	Director

LIST OF EXHIBITS

Exhibit 99.1 – Joint Filing Agreement